Mail Stop 3561

March 1, 2007

George J. Roberts
Senior Vice President & Chief Financial Officer
TVI Corporation
7100 Holladay Tyler Road
Glenn Dale, MD 20769

> **Re:** **TVI Corporation**
> **File No. 000-10449**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Quarterly Period Ended September 30, 2006**

Dear Mr. Roberts:

We have reviewed your February 1, 2007 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 19

1. We have reviewed your response to our prior comment number one. However, we do not concur with your assessment that disclosing revenues by subgroup of products within your three proposed reporting segments is neither meaningful nor required. In this regard, we note that your discussion in MD&A attributes changes in your gross margin, inventory balance and inventory turnover rate to changes in your product mix. While you have agreed to provide enhanced qualitative disclosures explaining changes in product mix, production levels, and levels of demand, such disclosures may be of little value without quantitative

disclosures regarding the changes in your product mix. As such, we believe that the disclosure of revenues by product type would be useful to investors.

Furthermore, we note from your response that your thermal and shelter products are produced within the same facility, designed by the same research and development group, manufactured and handled by the same operations group, and are based on a combination of essentially the same rigid frame and/or fabric materials components. For this reason, we would agree that the disclosure of revenues by certain subgroups of products, such as by shelter type, may be unnecessary. However, we note from your website that you also offer products such as generators, trailer systems, and accessories, which may have different average selling prices, gross margins, manufacturing processes, and inventory requirements than shelters and personal protection equipment. As such, we believe the revenues generated by certain subgroups of products within your three proposed segments warrant separate disclosure.

Based upon the aforementioned factors, we believe that you should report/disclose revenues from external customers for certain subgroups of products within your three proposed segments. Provide us your proposed expanded disclosure. Please refer to paragraph 37 of SFAS No. 131 for further guidance.

Form 10-Q: For the Quarterly Period Ended September 30, 2006

Liquidity and Capital Resources, page 17

2. We note from your response to our prior comment number four that quantities are tracked for five consecutive quarters and that a 50% reserve is calculated on all slow moving items whose quantity has reduced less than 50% year over year. We also note a 100% reserve is calculated on all items identified as obsolete. We do not, however, believe that your methodology is appropriate primarily because significant events and changes in circumstances can impact the marketability of your inventory prior to the time a write down is required in the fifteen or twelve month window that you use. We note that this methodology results in only an analysis of a very small portion of your inventory. For instance, we note that only 7.5% of your inventory has been identified as requiring a lower-of-cost-or-market adjustment. Accordingly, please revise your methodology effective in the fourth quarter of fiscal 2006 to one that effectively analyzes your inventory in its entirety, and continue this methodology going forward.

3. Furthermore, we do not fully understand the basis of your policy to reserve 50% of the value of all slow moving items whose quantity has reduced less than 50% year over year. We note that there are several inventory items included on your "Slow Moving Report" as of September 30, 2006 whose quantity was reduced by less than 10% over the prior 12 months. With regard to these inventory items, we

are unclear how you have determined that a reserve of only 50% is appropriate, unless you believe you can recover a portion of the items' costs by selling them for a loss. Please tell why you believe that your general policy of reserving 50% of the balance of slow-moving inventory, without regard to the actual sales quantities of specific inventory items, is appropriate.

4. We have reviewed your response to our prior comment number six, as well as, the accounts receivable aging schedules received with your response letters dated December 22, 2006 and February 1, 2007. We note from your response that government entities are historically slower to pay you, and thus, do not necessarily meet your general payment terms of Net 30 days. In this regard we note that federal, state, and local government entities represent a significant portion of your sales. In addition, we note that as of the date of each of your accounts receivable aging schedules, the aggregate amount of your receivable balances that were greater than 60 days past due was significant. Given that i) the receipt of payments from government entities often appears to delayed, ii) the timing of receipt appears to be somewhat unpredictable, and iii) the collection of receivables directly impacts the amount of cash provided by operations in a specific period, we believe that you should expand your liquidity and capital resource disclosures, in future filings, to discuss the extended periods of time over which payments from government entities may be received. To the extent that you have individual material accounts receivable balances that are significantly past due (e.g., the $794,850 due from XXX as of January 26, 2007), please specifically discuss the impact of such balances on your cash flows from operations and/or liquidity and capital resources. Likewise you should prominently quantify, in tabular form, the aggregate amount of accounts receivable that is more than 60 days, 90 days, 120 days, and 150 days, past due. Lastly, given that it appears that your customers often pay you subsequent to your invoiced payment terms, please expand your discussion in the "Critical Accounting Policies and Estimates" section of your document to discuss each factor considered when identifying individual account receivable balances that should be reserved.

5. We have reviewed your response to our prior comment number seven. However, we do not believe that your response fully supports the notion that the unreserved portion of the Global Protection, LLC ("Global") accounts receivable balance is collectible. In this regard, we note that i) the Global receivable balance has been outstanding for greater than a year, ii) Global has attempted to return the products which relate the receivable balance, and iii) Global has motioned for the dismissal of your legal complaint filed in relation to the disputed receivable balance. Based upon each of these factors, there appears to be no evidence that Global intends to honor the receivable balance. Furthermore, given the preliminary stage of your litigation against Global (e.g., the discovery phase has not begun), it appears to be premature for you to assume that you will receive a favorable judgment with regard to your complaint. As such, we believe you should write off the entire

Global receivable balance. Alternatively, please revise your "Contingent Liabilities" disclosure contained in both MD&A and the footnotes of your future filings to discuss the Global receivable balance in similar detail to the discussion that was provided in your response to our prior comment number 7.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief